UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

IntriCon Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46121H 10 9
(CUSIP Number)

Francis E. Dehel
Blank Rome LLP
One Logan Square
Philadelphia, PA 19103
(215) 569-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2010**
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** See Item 1.

CUSIP No. 46121H 10 9	13D	Page 2 of 32 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
Mark Stephen Gorder
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 517,183(1)
		8.	Shared Voting Power 19,000(1)
		9.	Sole Dispositive Power 517,183(1)
		10.	Shared Dispositive Power 19,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
536,183(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) approximately 9.3% (1)
14.	Type of Reporting Person (See Instructions) IN

[1] See Item 5 herein.

Item 1. Security and Issuer.

          This statement relates to the common stock (“Common Stock”) of IntriCon Corporation, a Pennsylvania corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1260 Red Fox Road, Arden Hills, MN 55112.

          This Amendment No. 4 to Schedule 13D is being filed to report changes in the Reporting Person’s beneficial ownership (which changes amount to less than 1.0% of the outstanding stock of the issuer) since the filing of Amendment No. 3 to Schedule 13D with the Securities and Exchange Commission (the “SEC”) on April 15, 2008 and to report agreements that the Reporting Person has entered into since that date and does not constitute an admission that the changes reported herein are “material” or that this Amendment is required to be filed. The Schedule 13D is amended and restated in its entirety.

Item 2. Identity and Background.

            (a)          This statement is being filed by Mark S. Gorder.

            (b)          The business address for Mr. Gorder is c/o IntriCon Corporation, 1260 Red Fox Road, Arden Hills, MN 55112.

            (c)          Mr. Gorder is President, Chief Executive Officer and a Director of the Issuer. The Issuer is an international company engaged in designing, developing, engineering and manufacturing body-worn devices. The Issuer serves the body-worn device market by designing, developing, engineering and manufacturing micro-miniature products, microelectronics, micro-mechanical assemblies and complete assemblies, primarily for bio-telemetry devices, hearing instruments and professional audio communication devices. The Issuer, headquartered in Arden Hills, Minnesota, has facilities in Minnesota, California, Maine, Singapore, Indonesia and Germany.

            (d)          During the last five years, Mr. Gorder has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

            (e)          During the last five years, Mr. Gorder has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)          Mr. Gorder is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

            Mr. Gorder acquired certain shares of Common Stock through open market purchases with his personal funds. Mr. Gorder also acquired Common Stock as consideration for relinquishing his right to $2,303,250 in cash to which he otherwise would have been entitled in respect of a portion of the common shares, $.10 par value per share, of Resistance Technology, Inc., a Minnesota corporation (“RTI”), that were owned by Mr. Gorder and were transferred by Mr. Gorder to the Issuer pursuant to a Stock Purchase and Sale Agreement dated September 27, 1993 (the “Stock Purchase Agreement”) among the Issuer, RTI and all the shareholders of RTI whereby the Issuer acquired all of the issued and outstanding capital stock of RTI. Mr. Gorder, as an employee of the Issuer, was also granted options to purchase shares of Common Stock and has exercised such options from time to time. Subsequent purchases of Common Stock, including open market purchases and exercises of stock options, were made with Mr. Gorder’s personal funds.

Item 4. Purpose of Transaction.

            Mr. Gorder acquired the Common Stock for investment purposes. Mr. Gorder may acquire or dispose of Common Stock from time to time in the open market or otherwise, subject to market conditions and other factors. As of the date of this Amendment, Mr. Gorder held options to purchase 160,000 shares of Common Stock under the equity plans of the Issuer, of which options to purchase 118,333 shares of Common Stock are exercisable within 60 days of the date of this statement. From time to time, Mr. Gorder may exercise some or all of such options, depending on, among other things, the market value of the Common Stock as compared to the exercise price of the options relating to the Common Stock. Following any such exercise, Mr. Gorder may dispose of the Common Stock so acquired from time to time in the open market or otherwise, subject to market conditions and other factors.

          Mr. Gorder, as the President and Chief Executive Officer and a director of the Issuer, regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, divestitures, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.

            On October 10, 2011, the Issuer, United Healthcare Services, Inc., and all the directors and executive officers of the Issuer, including Mr. Gorder, entered into a Shareholders Agreement. The Shareholders Agreement is described in greater detail in Item 6, which description is incorporated herein by reference.

            Except as discussed above, Mr. Gorder does not have any present plans or proposals which relate to or would result in any of the following:

            (a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e)          Any material change in the present capitalization or dividend policy of the Issuer;

            (f)          Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

            (g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i)          A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

            (j)          Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.2

            (a)          As of the date of this Amendment No. 4, Mr. Gorder may be deemed to be the beneficial owner of 417,850 shares of Common Stock and options to purchase 118,333 shares of Common Stock that are exercisable within 60 days of the date of this statement, for a total beneficial ownership of 536,183 shares of Common Stock, which represents approximately 9.3% of the Issuer’s outstanding Common Stock. The 417,850 shares of Common Stock beneficially owned by Mr. Gorder include 398,850 shares owned directly by Mr. Gorder, 5,000 shares owned by Mr. Gorder’s spouse and 14,000 shares owned by Mr. Gorder’s children.

            (b)          Mr. Gorder has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to 398,850 shares of Common Stock and options to purchase 118,333 shares of Common Stock held by Mr. Gorder directly, which are exercisable within 60 days of the date of this statement. Mr. Gorder has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to 5,000 shares owned by Mr. Gorder’s spouse and 14,000 shares owned by Mr. Gorder’s children.

            (c)          Mr. Gorder has not effected any transactions in the Common Stock in the last 60 days.

            (d)          Mr. Gorder has pledged 146,000 shares of Common Stock as described below in Item 6. Mrs. Gorder also has pledged 5,000 shares as security for a personal loan. Other than the rights of the lender with respect to such pledged shares of Common Stock upon default, no person other than Mr. Gorder and his spouse and children (with respect to the shares owned by them) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock described in Item 5(a) above. The lender is U.S. Bank N.A.

            (e)          Not applicable.

[2] The percentage of Common Stock beneficially owned by Mr. Gorder as reported in this Amendment No. 4 is based on 5,662,854 shares of the Issuer’s Common Stock reported as outstanding as of February 29, 2012 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 as filed with the SEC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As of the date of this Amendment, Mr. Gorder holds the following options to purchase common shares under the Issuer’s equity plans:

	Number of Shares[3]		Exercise Price per
Date of Grant	Exercisable	Unexercisable	Share	Expiration Date

July 27, 2005	50,000	0	$2.45	July 27, 2015
December 11, 2006	15,000	0	$5.35	December 11, 2016
December 10, 2007	25,000	0	$14.70	December 10, 2017
December 9, 2008	20,000	0	$4.69	December 9, 2018
April 27, 2011	8,333	16,667	$4.53	April 27, 2021
January 2, 2012	0	25,000	$6.26	January 2, 2022

          Generally, all options become exercisable in three equal, annual installments beginning one year from the date of grant or earlier upon the death, disability or retirement of the recipient or a change of control of the Issuer (as defined in the respective equity plan).

          Pursuant to a Possessory Collateral Pledge Agreement dated October 8, 2010, as amended (“Pledge Agreement”) between Mr. Gorder and U.S. Bank N.A. (the “Bank”), Mr. Gorder has pledged 146,000 shares of Common Stock as security for any loans made by Bank to Mr. Gorder and/or Stillwater Market Square Partners, LLC (“Stillwater”). Mr. Gorder is the sole member and manager of Stillwater. Pursuant to an Installment or Single Payer Note dated October 8, 2010 (“Note”) from Stillwater to Bank, the Bank made a loan in the original principal amount of $270,000 to Stillwater. The loan matures on October 1, 2015. Prior to default, the Pledge Agreement does not grant to the Bank the power to vote or to direct the vote of the pledged Common Stock or the power to dispose or direct the disposition of the pledged securities. The Note, Pledge Agreement and the First Amendment to the Pledge Agreement are filed as Exhibits hereto and the foregoing description is qualified in its entirety by reference to such agreements.

          On October 10, 2011, the Issuer, United Healthcare Services, Inc. (“United”) and all of the directors and executive officers of the Issuer, consisting of Mark S. Gorder, Michael J. McKenna, Robert N. Masucci, Nicolas A. Giordano, Philip N. Seamon, Christopher D. Conger, Michael P. Geraci, Scott Longval, Dennis L. Gonsior, and Greg Gruenhagen (such directors and executive officers are referred to collectively as the “Holders”), entered into the Shareholders Agreement. The Shareholders Agreement was entered into pursuant to the Amended and Restated Manufacturing Agreement dated as of November 12, 2011 (“Manufacturing Agreement”) and the related Amended and Restated Sale or Change of Control, Exclusivity and Noncompete Agreement dated November 12, 2011, (the “Amended Sale or Change of Control Agreement”) each between the Issuer and United.

[3] For purposes of this filing, options that are exercisable within 60 days of the date of this Amendment No. 4 are treated as currently exercisable.

          Under the Shareholders Agreement, each Holder agreed with United that he would not sell, assign, transfer, pledge, hypothecate, mortgage or dispose of, by gift or otherwise, or in any way encumber, all or any part of the Shares owned by such Holder in any Sale Transaction that is not conducted in compliance with the Amended Sale or Change of Control Agreement.

          “Sale Transaction” is defined in the Amended Sale or Change of Control Agreement and means a sale of the Issuer to any entity that manufactures or distributes hearing aids or to a Health Insurer (directly or indirectly), whether by way of stock purchase, asset sale, merger, other combination or any other change of control of the Issuer.

          “Health Insurer” is defined in the Amended Sale or Change of Control Agreement as:

•	any entity (including without limitation corporations, LLCs, HMOs, not for profits) licensed by any state to offer and sell medical or health insurance;

•	any entity that has entered into a contract with the Centers for Medicare and Medicaid Services to provide healthcare benefits to eligible members;

•	any entity that manages or administers the healthcare benefits provided by any entity identified in the two preceding clauses; and

•	any affiliate of any entity identified in the three preceding clauses.

          For purposes of the Shareholders Agreement, the term “Shares” means:

•	all shares of Issuer Common Stock owned by the Holders, whether now outstanding or hereafter issued in any context,

•	all shares of Issuer Common Stock issued or issuable upon conversion of preferred stock and

•

all shares of Issuer Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Issuer, in each case now owned or subsequently acquired by such Holder or his successors or permitted transferees or assigns.

          The Issuer agreed that in connection with any Sale Transaction, the Issuer would not transfer on its books any shares of its capital stock which are subject to the Shareholders Agreement unless the provisions of the Shareholders Agreement have been complied with in full. Any purported transfer by a Holder of capital stock of the Issuer without full compliance with the provisions of the Shareholders Agreement will be null and void. However, the Shareholders Agreement does not prevent any Holder from selling, assigning, transferring, pledging, hypothecating, mortgaging or disposing of, by gift or otherwise, or in any way encumbering, all or any part of the Shares in any transaction that is not a Sale Transaction.

          If United and the Issuer enter into an agreement with respect to a Sale Transaction that is submitted to the shareholders of the Issuer for a vote (referred to as a “Sale Transaction Agreement”), each Holder agrees with United that he will be required to:

•

vote such Holder’s Shares of capital stock in favor of such Sale Transaction, and otherwise consent to and raise no objection to such transaction, and waive any dissenters’ rights, appraisal rights or similar rights that such Holder may have in connection with such Sale Transaction, and

•

sell such Holder’s Shares, and take all necessary and desirable actions as directed by the Board of Directors of the Issuer, in connection with the consummation of such Sale Transaction, including, to the extent applicable, granting consents to such Sale Transaction under other agreements between the Issuer and Holders (provided that a Holder shall not be required to waive any rights he may have under a lease agreement, employment agreement, benefit plan or other agreement with the Issuer) or voting the Shares of such Holders in favor of such Sale Transaction in votes (whether at a meeting of shareholders or by written consent) provided for under the Issuer’s charter documents, executing a purchase agreement and selling, exchanging or otherwise transferring all of the shares of the Issuer’s capital stock (or warrants or other rights to subscribe for or purchase capital stock) held by such Holders.

          The Shareholders Agreement provides that, if subsequent to the date of the Sale Transaction Agreement, the Issuer’s Board of Directors determines:

•	to accept or recommend a Superior Proposal, then the Holders may vote for and sell their Shares in such Superior Proposal; or

•

to terminate, or withdraw its recommendation of, the Sales Transaction Agreement (to the extent permitted by the Sales Transaction Agreement), then the Holders need not vote for or sell their shares pursuant to the Sales Transaction Agreement.

          “Superior Proposal” means any bona fide written proposal to effect the sale or change of control of the Issuer that the Issuer Board determines in its good faith judgment (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) would, if consummated, result in a transaction that is:

•	more favorable to the Issuer’s shareholders from a financial point of view than the transactions contemplated by the Sale Transaction Agreement, taking into account all relevant factors and

•

not less reasonably capable of being consummated on the terms proposed, taking into account all legal, financial, regulatory, and other aspects of the proposal, than the transactions contemplated by the Sale Transaction Agreement.

          The Shareholders Agreement provides that if a Holder fails or refuses to vote or sell, as the case may be, the Holder’s Shares as required by the terms of the Shareholders Agreement, the Chief Executive Officer or President of the Issuer will be deemed to be:

•	granted by such Holder an irrevocable proxy, coupled with an interest, to vote such Holder’s Shares in accordance with the Shareholders Agreement, or

•	appointed attorney-in-fact to sell (including the power to sign and deliver appropriate documentation) such Holder’s Shares, all in accordance with the Shareholders Agreement.

          The Shareholders Agreement will terminate upon the earlier of:

•	the termination of the Manufacturing Agreement,

•	the mutual agreement of United and the Issuer,

•	the termination of the Amended Sale or Change of Control Agreement.

          The Shareholders Agreement provides that no Holder makes any agreement or understanding in the Shareholders Agreement in Holder’s capacity as a director or officer of the Issuer or any of its subsidiaries (if Holder holds such office), and nothing in the Shareholders Agreement:

•

will limit or affect any actions or omissions taken by any Holder in Holder’s capacity as such a director or officer, including in exercising rights under any Sale Transaction Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or

•	will be construed to prohibit, limit or restrict any Holder from exercising such Holder’s fiduciary duties as an officer or director to the Issuer or its shareholders.

          The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the complete text of the Shareholders Agreement, a copy of which is incorporated by reference as an exhibit to this Amendment No. 4.

          Other than as indicated above and elsewhere in this statement, Mr. Gorder is not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

          99.1     Possessory Collateral Pledge Agreement dated October 8, 2010, as amended between Mr. Gorder and U.S. Bank N.A.

          99.2     First Amendment to Possessory Collateral Pledge Agreement between Mr. Gorder and U.S. Bank N.A.

          99.3     Installment or Single Payer Note dated October 8, 2010 from Stillwater Market Square Partners, LLC to U.S. Bank N.A.

          99.4     Shareholders Agreement dated October 10, 2011 by and among the Issuer, United Healthcare Services, Inc. Mark S. Gorder, Michael J. McKenna, Robert N. Masucci, Nicolas A. Giordano, Philip N. Seamon, Christopher D. Conger, Michael P. Geraci, Scott Longval, Dennis L. Gonsior, and Greg Gruenhagen (incorporated by reference from Exhibit 99.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 of IntriCon Corporation (file number 1-5005) filed with the SEC on November 14, 2011).

Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark S. Gorder
Date: April 3, 2011	Name: Mark S. Gorder

Exhibit Index
to Amendment No. 4 to
Schedule 13D of
Mark Stephen Gorder

Exhibit	Title	Location
99.1	Possessory Collateral Pledge Agreement dated October 8, 2010, as amended between Mr. Gorder and U.S. Bank N.A..	Page 12 of 32.
99.2	First Amendment to Possessory Collateral Pledge Agreement between Mr. Gorder and U.S. Bank N.A.	Page 23 of 32.
99.3	Installment or Single Payer Note dated October 8, 2010 from Stillwater Market Square Partners, LLC to U.S. Bank N.A.	Page 25 of 32.
99.4

Shareholders Agreement dated October 10, 2011 by and among the Issuer, United Healthcare Services, Inc. Mark S. Gorder, Michael J. McKenna, Robert N. Masucci, Nicolas A. Giordano, Philip N. Seamon, Christopher D. Conger, Michael P. Geraci, Scott Longval, Dennis L. Gonsior, and Greg Gruenhagen.

Incorporated by reference from Exhibit 99.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 of IntriCon Corporation (file number 1-5005) filed with the SEC on November 14, 2011.